Sede legale: Piazza degli Affari, 2 - 20123 Milano

October 23, 2009

To:
Mr. Larry Spirgel - Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Telecom Italia S.p.A.
Form 20-F for the Year Ended December 31, 2008
Filed April 10, 2009

File No. 1-13882

Dear Mr. Spirgel:

Thank you very much for your letter dated September 25, 2009, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2008, (the “2008 Form 20-F”) of Telecom Italia S.p.A. (“Telecom Italia”, also referred to in this letter as “we”).

Our responses to the Staff’s comments in your letter of September 25, 2009 on the 2008 Form 20-F are set forth below. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in bold face text. Our response follows each comment.

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Form 20-F for Fiscal Year Ended December 31, 2008

Item 5. Operating and Financial Review and Prospects, page 73

5.3 Results Of Operations for the Three Years Ended December 31, 2008

5.3.2 Non-GAAP Financial Measures, page 79

1.
Since you present a measure labeled as “EBITDA” as a measure of operating performance, it is generally not appropriate to exclude “Finance expenses”, “Finance income”, “Other expenses (income) from investments”, “Share of losses (profits) of associates and joint ventures accounted for using the equity method”, “Impairment losses (reversals) on non-current assets”, “Losses (gains) on disposals of non-current assets”, “Depreciation and amortization”, and “Income tax expense” since these charges are recurring. Refer to Item 10 of Regulation S-K and Question 8 of our Frequently Asked Questions document on non-GAAP measures which is available on our website at: http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. If you present a non-GAAP measure that excludes these recurring charges, you must provide detailed disclosures why management believes a performance measure that excludes these recurring charges is useful. Your discussion should, at a minimum, disclose the following in future filings:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate the business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, net income (loss); and

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure.

Similarly, we note that you have presented EBITDA for each business unit. In future filings, please address the disclosures above for these measures and provide a reconciliation of each measure to its most directly comparable GAAP measure.

Response:

Telecom Italia introduced “Operating profit before depreciation and amortization, capital gains (losses) realized and Impairment reversals (losses) on non-current assets”, defined as “EBITDA”, as a non-GAAP financial measure in its local financial statements at the time of adoption of International Financial Reporting Standards in 2005. Telecom Italia, like most of its peers, believes that EBITDA is a useful measure for the evaluation of the operating performance of the Group (as a whole and at the Business

Unit level), since it measures the operating margins generated by our core businesses and their cash generation potential. Further, we note that this measure is widely used by analysts, investors and other persons involved in the telecommunications industry. Telecom Italia believes that EBITDA provides investors with an additional level of detail and analysis of operating results and profitability, using the same measure as the one employed by Management.

Telecom Italia calculates EBITDA starting from “Profit before tax from continuing operations” and adds back or subtracts various Income Statement line items which Telecom Italia believes do not represent a direct measure of our operating performance. Such items are excluded in order to arrive at a measure not affected by our non-current assets and financial structures, and as such it better reflects the responsibilities assigned to those accountable for the operating performance of our Business Units. The nature of the items excluded is either:

•	financial (i.e., Finance expenses, Finance income, Other expenses/(income) from investments, Share of losses/(profits) of associates and joint ventures accounted for using the equity method), or

•
relates to our assets structure or management of assets of the Group (Impairment losses (reversals) on non-current assets, Losses (gains) on disposals of non-current assets, Depreciation and amortization).

In addition, this measure allows for a more meaningful comparison of the operating performances of the Group with those of our local and global competitors, since it is not affected by their financial and assets structures.

Moreover, EBITDA represents a benchmark internally used to determine certain variable components (i.e., annual bonuses) of our employees’ compensation, and its level for this purpose is usually agreed with our employees’ labor unions. Finally, it is also used to calculate the most significant ratios used by our analysts and financial institutions, such as Net Financial Debt to EBITDA.

As a result, our presentations to investors and analysts are mainly focused on EBITDA, Revenues and Net Financial Debt. These same measures are also included and discussed in the financial statements included in the Annual Reports prepared for local purposes. We note that our evaluation of Group performances in our Annual Reports have always discussed and analyzed:

•	the single components of EBITDA: Revenues, Acquisitions of goods and services, Employee benefits expenses and other, and

•
the single items excluded from this measure: Depreciation and Amortization, Gain (losses) on disposals and Impairment on non-current assets, Operating profit, Other income (expenses) from investments, Finance income (expenses), Income tax expense and Profit (loss) from Discontinued operations/Non-current assets held for sale, giving to all of them the same prominence.

Notwithstanding the foregoing, we understand that in order to fully comply with Item 10 of Regulation S-K we would need to revise the definition and determination of this measure.

Since we believe that a different, although similar, measure would not meet our internal objectives, and possibly the expectations of analysts and investors we have decided that in future filings with the SEC of our Annual Report on Form 20-F we will remove any reference to EBITDA.

2.
It appears that “Profit for the Year” is the measure reported in accordance with IFRS that is most directly comparable to EBITDA. Please revise your reconciliation, in future filings, to reconcile to this measure.

Response:

As stated in our response to Comment 1, we will not present EBITDA or other similar non-GAAP measures in our future filings of our Annual Report on Form 20-F with the SEC.

3.	In future filings, please refrain from referring to your non-GAAP measure as “EBITDA” since it excluded items other than interest, taxes, depreciation and amortization.

Response:

As stated in our response to Comment 1, we will not present EBITDA or other similar non-GAAP measures in our future filings of our Annual Report on Form 20-F with the SEC.

Note 27 – Contingent Liabilities and Assets, Other Information, Commitments and Guarantees, page F-88

4.	We note your statement that you did not discuss disputes that were referred to in the financial report for 2007 but were settled in 2008. Please clarify for us whether you have disclosed all settlements that materially affected your financial statements for the year ended December 31, 2008.

Response:

The first part of the disclosure in Note 27 – Contingent Liabilities and Assets, Other Information, Commitments and Guarantees includes a detailed discussion of the main legal and arbitration proceedings outstanding at the balance sheet date. This footnote includes a discussion of all individually material legal disputes that remain outstanding at December 31, 2008.

There were no individually significant provisions made during 2008 for contingent liabilities and assets, other information, commitments and guarantees, except as disclosed in Note 23 – Provisions and in Note 27.

The effects on the financial statements of individually immaterial legal disputes mentioned in prior years’ financial statements and settled during the period are disclosed in Note 23. The legal and arbitration disputes disclosed in our prior financial reports (2007 and prior) that were settled in 2008 didn’t materially impact the 2008 consolidated income statement, since the provisions recorded in prior years were in line with the settlement of such disputes (mainly those with Fastweb, H3G and Wind).

With regards to the Tax disputes, we decided to disclose both in Note 27 and in Note 23 of the Notes to the Consolidated Financial Statements the description and the settlement of the disputes, given the fact that they were the result of similar events (tax audits) and due to the significance of the amounts involved.

We will revise in our future filings our disclosure in Note 27, to clarify that unless such disputes are individually significant, we will disclose in other Notes to the financial statements the effects of the settlements of disputes mentioned in prior years. Our proposed disclosure would read as follows: “The main legal, arbitration and tax proceedings in which companies of the Telecom Italia Group were involved at December 31, X are described below; no mention is made of the disputes that, although referred to in the financial report for the year X-1, were settled in the year X and whose effects on the financial statements were not material. Such information is disclosed, if any, in Note(s) Y to the financial statements. For the disputes described below considered likely to have an adverse outcome, the Group has made provisions totaling €[●] million”.

5.	Tell us whether you have accrued the cost of the settlements that you reached in December 2008 regarding your tax disputes with the

Revenue Agency’s Milan 1 Office and the Turin Revenue Agency. If so, disclose in future filings where these charges were recorded in your income statement.

Response:

As reported in Note 27—Contingent liabilities and assets, other information, commitments and guarantees of the Notes to the Consolidated Financial Statements included in our 2008 Form 20-F (see page F-90), the settlements provided for the payment of an amount of €317 million, of which €186 million related to Telecom Italia’s dispute with the Milan Revenue Agency and €131 million related to TIM S.p.A.’s (now Telecom Italia) dispute with the Turin Revenue Agency.

Based on a detailed analysis of the tax assessments and on the basis of the estimated amount to be recognized in case of an out-of-court agreement with the Tax Authorities, in 2007 the Group had made provisions totaling €211 million. The actual agreement was finally reached for an amount that was higher by €106 million than the amount accrued in 2007; this additional provision was recorded in the 2008 income statement as Income tax expense, consistent with the classification of the original accrual made during the prior year.

In December 2008 €74 million had already been paid to the Tax Authorities and consequently, as described in Note 26 – Income tax payables (Current and Non-current) of the Notes to the Consolidated Financial Statements included in our 2008 Form 20-F (see page F-88), as of December 31, 2008 the outstanding amount of such disputes was €243 million, which was paid in the first half of 2009.

We will disclose in future filings the line item in the consolidated income statement that contains the respective accruals related to tax disputes, if any.

Note 40 – Income Tax Expense, page F-106

6.
Please explain to us in more detail the nature of the transaction whereby you exercised your right to realign the tax amounts to the book amounts. Clarify how this transaction led to the reversal of deferred tax liabilities.

Response:

As described in Note 40 - Income tax expense of the Notes to the Consolidated Financial Statements included in our 2008 Form 20-F, in 2008 Telecom Italia and its Italian consolidated subsidiaries recognized a positive net effect of €514 million pursuant to Law No. 244 dated December 24, 2007 (the 2008 Italian Budget Law in force as of January 1, 2008).

In particular, one of the provisions of such law provided for the following:

•
the entities which in prior years had accelerated the tax depreciation of their non-current assets (tax depreciation expenses were higher than accounting depreciation), were allowed to realign the (lower) tax basis to the (higher) book basis, by paying in three instalments over 24 months an amount to the Italian taxing authorities called a “substitute tax”.

•
As a consequence of paying this substitute tax, entities would establish a new tax basis for their depreciable assets and would be able to deduct depreciation on this incremental basis in the current year and future period tax returns.

•
Telecom Italia and some of its Italian subsidiaries decided to take advantage of this tax opportunity and paid the substitute tax, determined by applying a rate of 16% to the difference between the book and tax basis of certain of Telecom Italia’s depreciable assets as of December 31, 2007, for a total amount of €532 million.

•
Telecom Italia and its Italian subsidiaries had recorded in prior years the deferred tax liabilities over the taxable temporary difference arising as a consequence of the above-mentioned accelerated tax depreciation. The payment of the 16% substitute tax eliminated the temporary difference between the carrying amount of the non-current depreciable assets and their tax basis, and consequently Telecom Italia reversed the related deferred tax liabilities. The 2008 income statement benefited from a €1,046 million deferred tax liability reversal, and reflected an offsetting charge for the amount of the provision for the substitute tax of €532 million, recorded as current income tax payable.

We will revise in our future filings our disclosure to clarify the effects of the 2008 Italian Budget Law provision. The disclosure would read as follows: “Pursuant to Law No. 244 dated December 24, 2007, in 2008 Italian entities which in prior years had accelerated the tax depreciation of their non-current assets were allowed to revalue these non-current assets for tax purposes, realigning the tax basis to their book basis, by paying in three instalments over 24 months a substitute tax. Telecom Italia and some of its Italian subsidiaries decided to take advantage of this tax opportunity and recorded a provision for such a substitute tax for a total amount of €532 million. Since the payment of the substitute tax effectively increased the tax basis of these depreciable assets, the temporary difference between the carrying amount of the non-current assets and their tax basis was eliminated, the deferred tax liabilities recorded in prior years pertaining to these temporary differences were reversed and the 2008 income statement line item “income tax expense” benefited from a €1,046 million liability reversal”.

Note 45 – Other Information, page F-135

b) Research and development, page F-135

7.
Tell us what you mean by your statement that the 2007 amounts were restated for comparison purposes in view of the fact that such amounts had been capitalized in 2007. Tell us the amount of the restatement. In this regard, we note that profit for the year ended December 31, 2007 did not change. Explain to us in more detail the nature of this change in accounting policy.

Response:

Our accounting policy related to research and development costs did not change and in 2008 we continued to apply, consistently with prior years, the same policy disclosed in Note 2 – Accounting Policies under the “Development costs” caption on page F-15, and under the “Research Costs and Advertising Expenses” caption on page F-24.

Until 2007 we included in our research and development disclosure only those costs incurred by our R&D department named TI Lab.

In 2008, as a consequence of our periodic review of our disclosures and following an analysis of the financial statements prepared by other entities reporting under IFRS, we decided to revise our disclosure related to research and development costs to include the aggregate of research and development costs incurred and charged to expense and development costs incurred and capitalized. We have also separately disclosed the aggregate amount of research and development expenditure recognized as an expense during the period in accordance with the provisions of paragraph 126 of IAS 38.

The reason for such revision in the disclosure derived from the evidence that, compared to the efforts of the Group in terms of investments in research and development activities, our definition of research and development costs was narrow, and although compliant with the requirements of IAS 38 – Intangible Assets, our definition was not thoroughly informing the financial statements users and needed to be revised.

Therefore, given the importance of the research and development projects in our business, in 2008 we decided to review our definition of the expenditures to be disclosed in the Note 45 – Other Information and we included the costs related to hardware and software development of the systems used by the companies of the Telecom Italia Group to manage both sales packages and customer activities (Business Support Systems) and network operations (Operational Support Systems, Security and other IT services).

In retrospect, the language we used to describe the more comprehensive nature of our disclosure in 2008 was probably confusing.  When we stated that the 2007 information had been restated, we intended to inform the reader of the financial statements that while our accounting policies have not changed, our disclosures were revised in 2008, and for all periods presented.

We propose to change the disclosure in future filings as follows: “In 2008, as a consequence of the periodic review of our disclosures we decided to revise our disclosure related to research and development costs, and in particular to disclose the costs related to the hardware and software development of the systems used by the companies of the Telecom Italia Group to manage both sales packages and customer activities (Business Support Systems) and network operations (Operational Support Systems, Security and other IT services). This revision did not have any effects on our accounting policy for research and development costs, which continues to be accounted for as explained in Note 2 – Accounting Policies. Finally, we applied these new criteria for determining the disclosure of research and development expenditures for all periods presented”.

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Telecom Italia acknowledges that:

•	Telecom Italia is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Telecom Italia may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your cooperation in these matters and are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact Riccardo Taranto (tel: 011-39-02-8595-6850, fax: 011-39-02-8595-6987) or our counsel, Jeffrey M. Oakes, (tel: 011-44-20-7418-1386, fax: 011-44-20-7710-4886). Any further questions or comments should be sent directly to Mr. Taranto or Mr. Oakes.

Very truly yours,
/s/ Marco Patuano Chief Financial Officer

cc:
Melissa Hauber
Senior Staff Accountant

Robert S. Littlepage, Jr.
Accounting Branch Chief

Riccardo Taranto
Chief Accounting Officer
Telecom Italia S.p.A.

Jeffrey M. Oakes
Davis Polk & Wardwell LLP

Nadia Locati
Reconta Ernst & Young S.p.A.